

SECU[RITIES AND EXCHANGE CO]MMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cooper Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113B Marine Blvd. North
(No. and Street)

Jacksonville,	NC	28541-0644
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Gregory Cooper — 910 455-3752
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

H. Donald Scott, CPA
(Name — if individual, state last, first, middle name)

P. O. Box 68	Richlands	NC	28574
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Thomas Gregory Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Investment Company, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

President

Title



ONSLOW COUNTY, N.C.
NOTARY
PUBLIC
PANSY HORNE

Notary Public

My commission expires
Onslow County, North Carolina

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina

INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2001

Prepared by
H. Donald Scott
Certified Public Accountant
Richlands, North Carolina

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
December 31, 2001

H. Donald Scott
CERTIFIED PUBLIC ACCOUNTANT
RICHLANDS, NORTH CAROLINA 285474

MEMBER
NORTH CAROLINA ASSOCIATION OF PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Tel. 910-324-5171
910-324-4848

The Stockholders of
Cooper Investment Company, Inc.
Jacksonville, North Carolina

We have audited the accompanying balance sheet (Exhibit A) of Cooper Investment Company, Inc. (a corporation) as of December 31, 2001 and the related statements of income (Exhibit B), changes in stockholder's equity (Exhibit C), changes in liabilities subordinated to claims of general creditors (Exhibit D), and cash flows (Exhibit E) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Investment Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying supplemental schedules 1 through 6 are not necessary for a fair presentation of the financial statements, but are presented as additional data. This information has been submitted to the tests and the other auditing procedures applied in the examination of the financial statements mentioned above and, in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.



H. DONALD SCOTT
Certified Public Accountant
February 21, 2002

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
BALANCE SHEET
December 31, 2001

EXHIBIT A

ASSETS

Current Assets		
Cash in bank	$ 97,345.66	
Cash segregated in compliance with Federal and other regulations (Note 8)	340.20	$ 97,685.86
Securities deposit (Note 7)		16,610.86
Investments (Note 11)		82,582.49
Prepaid income tax (Note 9)		4,814.17
Accounts Receivable - Internal Revenue Service		9,000.00
Total Current Assets		$ 210,693.38
Fixed Assets - At Cost		
Office equipment (Note 1)	$ 22,415.06	
Vehicle (Note 1)	38,227.00	
Leasehold improvements (Note 1)	1,000.00	
Total	$ 61,642.06	
Less accumulated depreciation (Note 1)	50,937.06	10,705.00
Total Assets		$ 221,398.38

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable (Note 3)	$ 58,743.13
Total Current Liabilities	$ 58,743.13
Long-Term Liabilities	$ 0.00
Total Liabilities	$ 58,743.13
Stockholder's Equity (Exhibit C)	
$1 par value, 100,000 shares authorized, 50,000 issued and outstanding	$ 50,000.00
Retained earnings	112,588.11
Prior period adjustments (Note 12)	67.14
Total Stockholder's Equity	$ 162,655.25
Total Liabilities and Stockholders' Equity	$ 221,398.38

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF INCOME
For the Year Ended December 31, 2001

EXHIBIT B

Revenues:		
Commissions (Note 5)		$ 433,375.39
Total Revenues		$ 433,375.39
Operating Expenses:		
Clerical and administrative employees' expenses	$330,210.87	
Communications	11,421.71	
Occupancy and equipment rental (Note 2)	6,712.60	
Promotional costs	12,057.65	
Regulatory fees and expenses	2,489.07	
Auto and travel expenses	7,672.93	
Depreciation expenses (Note 1)	8,977.74	
Dues and publications	2,161.69	
Legal and accounting	2,351.00	
Payroll taxes (Note 6)	16,678.09	
Seminars and educational expense	2,087.92	
Other expenses	1,877.57	404,698.84
Net Income From Operations ($.57 per share)		$ 28,676.55
Other Income:		
Interest earned	$ 2,551.30	
Dividends earned	5,458.05	8,009.35
Net Income Before Income Taxes ($.73 per share)		$ 36,685.90
Less Income Taxes (Note 6)		8,569.97
Net Income After Taxes ($.56 per share)		$ 28,115.93

Includes $58,743.13 for Keogh and SEP-IRA plan contributions on behalf of employees.

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

EXHIBIT C

Stockholder's Equity, December 31, 2000		
Retained Earnings	$ 84,539.32	
Common Stock Issued	50,000.00	$134,539.32
Add: Net Income (Exhibit B)		28,115.93
Stockholder's Equity, December 31, 2001		$162,655.25

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.

Jacksonville, North Carolina

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2001

EXHIBIT D

Balance - Beginning of Period	$ 0.00
Balance - End of Period	$ 0.00

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COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

EXHIBIT E

Cash flows from operating activities:	
Net Income	$ 28,115.93
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	8,977.74
Increase in securities deposit	(545.04)
Decrease in prepaid income tax	17,712.66
Increase in accounts receivable - IRS	(9,000.00)
Decrease in accounts payable	(5,744.30)
Net cash provided by operating activities	$ 39,516.99
Cash flows from investing activities:	
Investments in Securities	$(58,006.26)
Purchase of equipment	(2,976.74)
Net cash used in investing activities	$(60,983.00)
Cash flows from financing activities:	$ 0.00
Net cash provided by financing activities	$ 0.00
Net decrease in cash	$(21,466.01)
Cash at January 1, 2001	119,151.87
Cash at December 31, 2001	$ 97,685.86
Cash paid during year for:	
Interest	$ 0.00
Income taxes	0.00

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

EXHIBIT F

Cooper Investment Company, Inc., a North Carolina corporation chartered December 21, 1999, is a brokerage business owned by Charles G. Cooper, 100% stockholder. It began corporate operations January 1, 1999. Its office is located in Jacksonville, North Carolina.

(1) *Accounting Policies*: This summary of significant accounting policies of Cooper Investment Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting principles conform to generally accepted accounting principles (except as noted in the following paragraph) and have been consistently applied in the preparation of the financial statements.

Securities transactions (and related commission revenue and expense) are recorded on a clearance data basis, the settlement date. However, generally accepted accounting principles require the use of trade date accounting. The effect of this departure is considered to be immaterial.

Property and equipment are carried at cost. Fixed assets and related accumulated depreciation were transferred in a tax-free exchange January 1, 1999 in amounts of $56,382.46 and $39,257.22, respectively. Depreciation was generally provided on a 200% declining balance method using an estimated useful life of 5 to 8 years for assets acquired before January 1, 1981. Cost of assets acquired after December 31, 1980 is recovered using applicable accelerated cost of recovery system, optional straight-line, section 179 or modified accelerated cost recovery system methods. Generally accepted accounting principles require the cost of depreciable assets to be allocated to expense over the expected useful life of the asset in a systematic and rational manner. Therefore, in our opinion, assets depreciated under Section 179, accelerated cost recovery system and modified accelerated cost recovery system are not depreciated according to generally accepted accounting principles. The effect of this departure is deemed to be immaterial. Section 179 depreciation expense of the $6,458.73 was expensed in the prior year financial statements. In the current year, the Company elected to expense $2,976.74.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cooper Investment Co., Inc. uses the services of FISERV Correspondent Services a brokerage firm, to act as the Company's clearing house. As a result, the Company does not maintain customer accounts and does not handle securities.

(2) *OFFICE LEASE AND SUBLEASE AGREEMENTS:* The Company rents its office space on a month-to-month basis. The monthly rental approximates $600.00.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001

The Company is leasing a computer from CIT Technology Financial Services, Inc. in the amount of $58.92 per month, expiring November 2003. There is an option to renew the lease on a month-to-month basis after that date.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2001:

YEAR ENDING	AMOUNT
2001	$ 6,707.04
2002	6,707.04
2003	6,589.20
2004	6,000.00
2005	6,000.00
	$32,003.28

(3) *RETIREMENT PLAN*: At January 1, 1999, the Company converted its retirement plans as a sole proprietor, to corporate plans. The Company has two plans, a SEP-IRA and a money purchase pension plan. The Company contributes 100% of the cost of benefits for covered employees at the contribution rate of 15% or less of total calendar year compensation for all covered employees with the statutory limit of $35,000.00 to the SEP-IRA plan. The contribution rate for 2001 was 15%. The Company contributes 100% of the cost of benefits for covered employees at the contribution rate of 10% of total calendar year compensation for all covered employees with the statutory limit of $35,000.00 to the money purchase pension plan. The contribution rate for 2001 was 10%. Accounts payable includes current year contributions to the SEP-IRA and money purchase pension plan in the amounts of $35,245.88 and $23,497.25, respectively.

(4) *CAPITAL REQUIREMENTS;* The Company is subject to the net capital rules of the Securities and Exchange Commission. The rule prohibits a brokerage dealer from permitting his "aggregate indebtedness" from exceeding fifteen times his "net capital" as these terms are defined and require the "net capital" be at least $50,000.00. At December 31, 2001, Cooper Investment Company's aggregate indebtedness and net capital was $58,743.13 and $138,136.00 respectively, a ratio of .43 to 1.00 and $88,136.00 in excess of required net capital.

(5) *RELATED PARTY TRANSACTIONS;* The Company buys and sells securities for Charles G. Cooper and his son on which no commissions are charged.

Salaries were paid as follows to related parties:

Charles G. Cooper, 100% stockholder	$ 75,000.00
Eleanor Cooper	25,000.00
Greg Cooper	130,000.00
Total	$230,000.00

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2001

(6) *CONTINGENT LIABILITIES;* Payroll and corporate income tax returns are subject to audit by the revenue service for years not otherwise closed by the statute of limitations.

(7) *SECURITIES DEPOSIT:* This is an account required to be maintained by FISERV Correspondent Services. It is composed of a money market account in the amount of $16,610.86 at December 31, 2001, at FISERV Correspondent Services. Cooper Investment Company, Inc. uses the services of the brokerage firm to act as the Company's clearing house.

(8) Cooper Investment Company, Inc. maintains a separate bank account exclusively for customers' moneys as required by the Securities Exchange Commission. The Company funds the account with a minimal balance to preclude paying service charges.

(9) *PREPAID INCOME TAXES;* This item consists of prepaid income taxes to the Internal Revenue Service and the North Carolina Department of Revenue in the amounts of $2,937.67 and $1,876.50, respectively.

(10) *MEDICAL REIMBURSEMENT PLANS;* The Company has a medical reimbursement plan in which it reimburses its full time employees' deductible medical expenses, as regulated by the Internal Revenue Service.

(11) The Company has an account with The American Funds Group. At December 31, 2001, the account consisted of $61,753.91 shares of the Cash Management Trust of America Class A with a market value of $61,753.91.

A money market was maintained with Zurich Company, Inc. with a balance of $20,828.58 at December 31, 2001.

(12) A prior period adjustment in the amount of $67.14 was required to these financial statements resulting from an adjustment in the calculation of federal and state income tax liability for the year ended December 31, 2000. In management's opinion, this amount is considered to be immaterial.

H. Donald Scott

CERTIFIED PUBLIC ACCOUNTANT
RICHLANDS, NORTH CAROLINA 285474

MEMBER
NORTH CAROLINA ASSOCIATION OF PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Tel. 910-324-5171
910-324-4848

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cooper Investment Company, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements of Cooper Investment Company, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital UNDER RULE 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 **(Continued)**

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



H. DONALD SCOTT
Certified Public Accountant

February 21, 2002

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

	SCHEDULE 1
Total stockholder's equity qualified for net capital	$162,655.25
Add: Liabilities subordinated to claims of general creditors	0.00
Total capital and allowable subordinated liabilities	$162,655.25
Less: Total non-allowable assets from Schedule 2	24,519.17
Net Capital	$138,136.08
Net Capital Requirement	$ 50,000.00

SCHEDULE OF NON-ALLOWABLE ASSETS
IN COMPUTATION OF NET CAPITAL UNDER RULE 15c-1

	SCHEDULE 2
Accounts receivable - IRS	$ 9,000.00
Prepaid income tax	4,814.17
Fixed Assets - (net)	10,705.00
Total	$ 24,519.17

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COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2001

SCHEDULE 3

Cooper Investment Company, Inc. was exempt from reserve requirements under paragraph K(2) (i) of Rule 15c3-3.

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COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
INFORMATION RELATED TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

SCHEDULE 4

Cooper Investment Company, Inc. was exempt from possession and control requirements under paragraph K(2) (1) of Rule 15c3-3.

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COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2001

SCHEDULE 5

Reconciliation of net capital per Form X-17-A-5, Part II of the FOCUS Report as filed as of December 31, 2001 and the net capital in this report per Schedule 1 as follows:

Net Capital as filed on FOCUS report at December 31, 2001	$138,136.00
Net Change	0.00
Net Capital (Schedule 1)	$138,136.00

SUPPLEMENTAL PROCEDURES

SCHEDULE 6

We have reviewed the procedures for safeguarding securities as required by paragraph (1) (2) of Rule 17a-5. We determined from our audit that procedures being followed appear to be satisfactory.

As required by paragraph (j) of Rule 17a-5, we have found the existence of no material inadequacies currently, nor were any found to have existed since the date of the previous audit.

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